May 12, 2009

Via Edgar and Federal Express

U.S.  Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.  20549
Attn:	H. Christopher Owings
Assistant Director

Re:	Fuqi International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 001-33758

Dear Mr. Owings:

The staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter, dated April 8, 2009, in respect of Fuqi International, Inc.’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008.  Please note that we filed Amendment No. 1 to on Form 10-K/A with the SEC on May 12, 2009 to address the Staff’s comments (“Amendment No. 1”).  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For the convenience of the Staff, each comment is repeated verbatim with the Company’s response immediately following.  In addition, we are providing to the Staff via Fed-Ex clean and marked copies of the Amendment No. 1 that show the changes made to Item 9A.

Form 10-K for the Fiscal Year Ended December 31, 2008
Item 9A.  Controls and Procedures, page 41
(A) Disclosure Controls and Procedures, page 41

1.
Comment:  You state in the second paragraph of the above referenced section that management carried out its evaluation “[a]s required by Rule 13a-15(e) and 15d-15(c) under the Securities Exchange Act.”  The rules you cite provide the definition of “disclosure controls and procedures” but do not require management’s evaluation.  Please revise to cite the subsection that requires management’s evaluation of your disclosure controls and procedures and only cite the rule that is applicable to your reporting status.  See Rules 13a-15(b) and 15d-15(b) under the Securities Exchange Act of 1934.

Response:  We respectfully note your comment and have revised the disclosure to indicate that Rule 13a-15(b) requires the Company’s management to evaluate its disclosure controls and procedures.

(B) Report of Management on Internal Control Over Financial Reporting, page 41

2.
Comment:  We note that the first material weakness you identify in your internal control over financial reporting on page 42 appears to significantly overlap with the first and second significant deficiencies you identified in your Form 10-K for fiscal year ended December 31, 2007.  In light of this overlap, please discuss the analysis management conducted and factors considered in determining that your inability to maintain effective control over the period-end closing process constitutes a material weakness as opposed to a significant deficiency.  Please make sure to address any differences from management’s analysis and factors considered for fiscal year ended December 31, 2007, including quantitative and qualitative factors considered in concluding that the significant deficiency when combined with other significant deficiencies was not a material weakness.

H.  Christopher Owings
May 12, 2009

Response:  In determining whether a deficiency, or combination of deficiencies, constituted a significant deficiency or a material weakness, the Company used the same criteria and analyzed the same factors in 2007 and 2008.   The Company analyzed the effectiveness of its period-end closing process by reviewing all of the procedures being performed for the period-end closing, detecting deviations and noncompliance from our proscribed procedures, and quantifying the severity of such noncompliance and deviations.  In addition, we considered the following factors in 2007 and 2008 in determining whether a deficiency constituted a significant deficiency or material weakness:

a.	the number of adjustments proposed by our independent auditors during our quarterly reviews and annual audit processes;
b.	the significance of the audit adjustments impact on the overall financial statements;
c.	how appropriately we complied with the accounting principles generally accepted in the U.S. (“GAAP”) on transactions;
d.	how accurately we prepared supporting information to provide to our independent auditors on a quarterly and annul basis; and
e.	whether we prepared our information during the closing process significantly in accordance with the timeline set forth in our financial reporting cycle in order to meet our filing deadlines.

Due to the significant increase in the volume of transactions in 2008, the insufficient number of qualified resources in our China operations and insufficient staff in our U.S. reporting team impacted us much more during 2008 than in 2007.  Additionally, the number of audit adjustments increased substantially in 2008, which had a much larger impact on our overall financial statements in 2008 as compared to those in 2007.  Due to the combination of these deficiencies, we were also unable to meet our original filing deadline for our 2008 Form 10-K without filing an extension.  In addition, the second significant deficiency the Company identified in its Form 10-K for fiscal year ended December 31, 2007 was remedied in 2008 with the Company’s engagement of a professional advisory firm at the beginning of 2008 to perform a substantial part of the internal audit function and the Company’s subsequent formation of an internal control department headed by a qualified and experienced internal control manager and an internal control staff to implement the internal control functions.

Based on the analysis and factors discussed above, we determined that the deficiencies existing as of December 31, 2008 increased the likelihood that a misstatement of the Company’s financial statements would not be prevented or detected in 2008 and, therefore, that such deficiencies in combination constituted a material weakness in 2008.

3.
Comment:  We note that pages 35 and 36 of your Form 10-K for fiscal year ended December 31, 2007 set forth nine remediation measures that you have implemented or intended to implement to resolve the significant deficiencies you identified in your internal control over financial reporting. Please discuss the status of the implementation of these remediation measures in 2008. In this regard, we note that several of the remediation measures set forth on page 42 overlap with the remediation measures included in your Form 10-K for the fiscal year ended December 31, 2007. Your disclosure should clearly indicate whether the remediation measures have been recently implemented or are ongoing in their implementation.

Response:  We have revised the disclosure in Amendment No. 1 to the Form 10-K for the fiscal year ended December 31, 2008 to discuss the status of the remediation measures identified in our Form 10-K for the year ended December 31, 2007 to resolve the significant deficiencies we identified in our internal control over financial reporting for fiscal year ended December 31, 2007. In addition, we revised the disclosure in Amendment No. 1 to the Form 10-K for the fiscal year ended December 31, 2008 to discuss and clarify the remediation measures for the material weaknesses we identified in our internal control over financial reporting for fiscal year ended December 31, 2008.

H.  Christopher Owings
May 12, 2009

4.
Comment:  Please discuss the potential impact and importance to the financial statements of the identified material weaknesses and the degree to which the material weaknesses have a pervasive impact on internal control over financial reporting. Such disclosures should identify the nature of the adjustments detected by the auditors and the impacted financial statement line items in sufficient detail to allow investors to determine the pervasiveness of the effects of the material weaknesses on internal control over financial reporting.

Response:  We revised the disclosure in Form 10-K for fiscal year ended December 31, 2008 to discuss the potential impact and importance to the financial statements of the identified material weaknesses and the degree to which the material weakness have a pervasive impact on internal control over financial reporting.  We have also revised the disclosure to identify the nature of the adjustments detected by the auditors, including the impacted line items from the financial statements.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) that staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned or Anh Q.  Tran, Esq. at (310) 552-5000 with any questions.

Sincerely,

/s/ Yu Kwai Chong
Yu Kwai Chong
Chairman of the Board and
Chief Executive Officer